Exhibit 10-3



SIERRA HEALTH SERVICES, INC.®
Caring For Your Future℠

FY 2007 MANAGEMENT INCENTIVE COMPENSATION PLAN

You have been selected to participate in the Sierra Health Services, Inc. (here Company in achieving financial success and maximizing shareholder value. Your participation in the Plan is subject to the Terms and Conditions, contained herein, and being employed in an eligible position as determined annually by the Company. The Plan is designed to reward Participants for meeting specific individual and Company objectives, and for assisting the Company in achieving specific financial objectives.

TARGET PAYOUT:
Participants will be eligible for an incentive payout expressed as a percent of base annual salary. If 100% of all objectives are achieved, Participants will be eligible for the following awards as a percent of the Participant's base annual salary:

CEO/Chief of Staff	100%
Vice President/Subsidiary President	25% - 90%
Assistant Vice President	30% - 40%
Director	15% - 35%

PLAN DESIGN

Financial Performance	85%
Quality Objectives	10%
Turnover Objectives	5%
Total	**100%**

See page 3 for former W/C employee bonus Calculations.

CEO'S CHALLENGE

The Sierra management group will have a special objective added to the Plan. The successful achievement of this challenge objective will result in that subsidiary or division becoming eligible for an extra <u>10%</u> payment pool for selected Participants after all other calculations have been finalized.

INDIVIDUAL PERFORMANCE/CONTRIBUTION

The Individual Performance Objective/Contribution will be a multiplier times the sum of the above criteria. The total of the above criteria will be multiplied by 0% to a maximum of 125%.

<u>**Example:**</u>   Director at $100,000 salary, eligible for 25% Incentive

Financial Performance	95%	Times 85% weight	= .808
Quality Objective	100%	Times 10% weight	= .100
Turnover Objective	100%	Times 5% weight	= <u>.050</u>
			.958
Individual Performance/Contribution			<u>X 1.05</u>
			= 1.005 X $100,000 X 25%
			= $25,134.38

Individual Performance may be adjusted for Individual contribution. There will be a distribution guideline of individual performance/contribution results in FY 2007. No greater than the following percentages of the Participant's ratings for individual objectives may be achieved:

<u>Rating</u>	<u>Maximum Percent</u>
• 115% -125%	10% of eligible Participants
• 105% -114%	20% of eligible Participants
• 95% -104%	40% of eligible Participants
• 85% - 94%	20% of eligible Participants
• 75% - 84%	7%-10% of eligible Participants
• 50% - 74%	Up to 3% of eligible Participants

- < 50% will be considered unsatisfactory performance such that Participants may be ineligible for a Plan incentive payment as determined in its sole discretion, by the Incentive Plan Compensation Committee.

Notes:
- The bonus of certain employees who were previously employed with the Workers Compensation Division will be subject to such additional performance or financial factors as determined by the Chief Executive Officer of Sierra Health Services and/or the Incentive Plan Compensation Committee.
- Financial Performance is defined as Operating Income, including eligible bonus expense, expressed as a percent of targeted Operating Income. Financial Cash Flow will be expressed as a percent of Target Cash Flow, (EBITA). The Company's financial objective is actual consolidated Net Income compared to Net Income target. All figures are expressed as actual results divided by planned financial results, expressed as a percent. The Company's Chief Financial Officer will determine the interpretation of Operating Income, Taxes, Depreciation Expense, and Cash Flow. Disputes regarding Plan definitions will be resolved as determined by the Incentive Plan Compensation Committee in their sole discretion.
- No payments will be made under the Plan to the extent that such payments would place the Company in violation of any laws, regulations or bank covenants under its credit facility.

POOL THRESHOLD & SIZE

An incentive pool will be established and used as the basis for payouts under the Plan based upon the degree to which SHS achieves specific financial objectives. The following chart summarizes the 'Company' payout levels when the specified level of financial performance has been achieved. The Company's Chief Executive Officer has the discretion to review and alter the threshold based on specific business circumstances and conditions. For the Company payout schedule, refer to the attached Financial Matrix

COMPANY/SUBSIDIARY ACHIEVEMENT

Financial thresholds, targets and high achievement levels (achievement over 100%) for payouts will be determined for the Corporation, and divisions/subsidiaries based upon annual financial results as determined by the Incentive Plan Compensation Committee and the Chairman & CEO. Payouts in the Matrices are based on the achievement of sample financial results. Actual Plan payments will be interpolated for actual results.

COMPANY OBJECTIVES

The Chairman & CEO and the Incentive Plan Compensation Committee will establish Company-wide objectives and the appropriate weight that each Participant is responsible for assisting the Company to achieve. Categories may include, but are not limited to: *quality of care, quality of service, turnover rates, growth objectives, expense management, specific management objectives, community or public relations, or specific individual competency development objectives.*

The FY 2007 Targeted Operating Segment Objectives are:

1. ## Quality of Service & Quality of Care

   The criteria for this objective are the sum of the Quality Standards score (75 points possible) plus the HEDIS score (12.5 points possible) and the customer satisfaction score (12.5 points possible).

Percent of Bonus Achieved	Range of HEDIS/CAHPS + Standard Score	Percent Increase
150%	90.0-100.0	Achieve "Excellent" Status
125%	85.9-89.99	Achieve "Commendable" Status
120%	85.8-85.89	Achieve "Commendable" Status
115%	85.6-85.79	Achieve "Commendable" Status
110%	85.3-85.59	Achieve "Commendable" Status
105%	85.1-85.29	Achieve "Commendable" Status
100%	80.0-85.09	Achieve "Commendable" Status
50%	65.0-79.99	Achieve "Accredited" Status
0%	<65.0	Falls Below "Accredited" Status

2. ## Employee Turnover

   Each Business Unit (e.g. BHO, FHH, SMA) will use their actual FY 2006 voluntary turnover as the baselines from which the objectives will be determined.

Business Unit	2007 Objective	2006 Actual Voluntary
BHO	16.5%	19.1%
FHH	14.0%	16.3%
FHS	10.0%	10.7%
THC	16.5%	26.6%
HPN	15.0%	17.0%
SHL	16.1%	20.7%
SHO	16.5%	25.7%
SMA	15.0%	15.9%
SNA	12.5%	13.3%
SHS	10.0%	8.9%

Turnover: If the turnover objective is achieved, the Business Unit will receive the 5% incentive. If the turnover objective is exceeded by greater than five percent, the Business Unit will receive an additional 5% incentive.

INDIVIDUAL OBJECTIVES

Payment of individual objectives may range from <u>0% to 125%</u> of the Participant's Individual Objective target. This number will be used as a multiplier based upon the sum of the financial and other company objectives have been achieved versus planned goals. Any individual rating <u>less than 50%</u> will be considered unsatisfactory performance, and the Participant may be ineligible for any incentive payment. The Division senior executive or corporate Vice President will recommend a percentage to the Incentive Plan Compensation Committee (whose membership is defined in the Plan document). However, the Incentive Plan Compensation Committee will, in its sole discretion, determine the percentage award for the Participant. Individual objectives may include, but are not limited to: *meeting specified revenue, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures.*

MINIMUM PERFORMANCE

To be eligible, a participant must have achieved at least a 'successful' performance review in his/her most recent formal or informal review and may not be on any Performance Improvement Plan on the date of the payout. A Participant who has successfully completed a Performance Improvement Plan shall have his/her incentive plan payout prorated by the length of time on the Performance Improvement Plan.

PLAN DOCUMENT FOR

THE FY 2007 MANAGEMENT INCENTIVE COMPENSATION PLAN

TERMS & CONDITIONS

1. The Plan shall be known as "The Sierra Health Services, Inc. (hereafter known as the "Company") FY 2007 Management Incentive Compensation Plan".

2. Plan Year will be January 1, 2007 – December 31, 2007.

3. Participants are defined as active eligible employees as defined by the Compensation Committee, Sierra Health Services, Inc. The **Incentive Plan Compensation Committee** is comprised of the President & COO; the Vice President of Human Resources; the Senior Executive Vice President Legal and Administration; and, the Chief Financial Officer.

   A.   The participant must be employed at Sierra Health Services or one of its Subsidiaries.

   B.   If the employee is no longer employed by or has given notice of intent to terminate from Sierra Health Services *on the date of the Payout*, he/she will be ineligible for a bonus payout unless otherwise recommended by the Incentive Plan Compensation Committee.

   C.   Participants who are not in an eligible position for the full plan year may receive a prorated bonus, at the Incentive Plan Compensation committee's discretion, if all other eligibility and performance requirements are otherwise satisfied.

   D.   The participant's performance appraisal rating for the plan year must be at least a "Successful" to be eligible for a payout under the Plan.

   E.   No employee of the Company has the right or is guaranteed the right to participate in the Plan by virtue of being an employee of the Company or fulfilling any specific position with the Company. Selection for participation in the Plan is solely within the discretion of the Company. Sierra Health Services, Inc. may offer participation in the Plan to additional employees or terminate the participation of any Participant in the Plan any time during the Plan Year.

4. Payment under this Plan, if any, shall be based on the employee's accomplishment of the specified objectives, subject to the approval of the Incentive Plan Compensation Committee and the Compensation Committee of the Sierra Health Services' Board of Directors. Accomplishment of individual objectives shall fall within the attached bonus range and may exceed or may be less than 100% of target and shall be determined by Incentive Plan Compensation Committee. The Incentive Plan Compensation Committee reserves the right to offer Sierra Health Services stock options or other equity to Participants up to 50% of value of their incentive payment.

5. All payouts under this Plan, including those for 16(b) employees, are subject to prior approval by the Compensation Committee of the Company's Board of Directors. No payments will be made under the Plan to the extent that such payments would place the Company in violation of any laws, regulations or bank covenants under its credit facility.

6. Participant's rights under the Plan may not be assigned or transferred in any way.

7. The Plan may be amended, modified, suspended or terminated by the Company at any time without prior consent by or notice to employees. The Company at its sole discretion without prior consent or notice may change objectives at any time for eligible participants.

8. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of the amounts under the Plan. Rights to the payment of amounts under the Plan shall be no greater than the rights of the Company's general creditors.

9. Nevada State law governs the validity, construction, interpretation, administration and effect of the Plan, and the substantive laws, except for the choice of law, and rules of the State of Nevada shall govern rights relating to the Plan. If any part of this Plan is ruled to be invalid by any judicial body, the remainder of the document shall continue to be in force.

10. All applicable employment, benefit and tax deductions will be withheld from the incentive payout.

11. **Transfer/Promotion within the Business Unit Organization** – Plan Participants who are transferred or promoted during the Plan Year to another job within Sierra Health Services, Inc. or its subsidiaries, not covered by the Plan will receive, subject to approvals, a prorated payment following year-end based on their achievement of specified objectives during eligible month(s) as determined by Company. Similarly, an employee who becomes an eligible Participant in the Plan Year, *with at least 3 months service as an eligible Participant*, may receive, subject to approvals, a prorated payment following year-end based on their achievement of specified objectives during eligible month(s) as determined by Company in its sole discretion.

12. **Termination of Employment** – Participants, who terminate their employment voluntarily or involuntarily from the Company during the Plan Year and until the Plan date of payout, will not be eligible for any bonus payment under the Plan. Any exceptions will be determined on an individual basis at the sole discretion of the Incentive Plan Compensation Committee.

13. **Retirement/Death/Disability** – Termination of employment during the Plan Year and until the Plan date of payout as a result of retirement, death, or disability may constitute eligibility for a prorated payment as determined by the Company in their sole discretion.

14. **Windfalls/Business Losses** – Revenues classified as "windfalls" or business losses or charges against net income may or may not be excluded in whole or in part from the calculation of revenue or profit objectives at the sole discretion of the Chief Executive Officer. Similarly, significant declines in revenue volume will be reviewed prior to any bonus award. Examples of such circumstances include, but are not limited to: excluding acquisition-related and FY 2007 charges and non operating unusual charges, windfalls or business losses resulting from any acquisition or disposition by the corporation as determined by the Compensation Committee of Sierra Health Services Board of Directors or the absence of cash flow through the majority of the fiscal year and the subsequent receipt of a large cash receivable in the last quarter of the fiscal year when evaluating the achievement of cash flow objectives.

15. **Company Rights** – Notice of participation in the Plan shall not impair or limit the Company's right to transfer, promote, or demote plan participants to other jobs or to terminate their employment. Nor shall the Plan create either claim or right to receive any payment under the Plan or any right to be retained in the employment of the Company or its affiliates.

16. **Non-Continuation** – The Plan is established for the current fiscal year. There shall be no obligation on the part of the Company to continue the Plan in the same or a modified form for any future years.

17. **Resolution of Disputes** – In the event that a Participant has a dispute concerning the administration of this Plan, it should first be submitted in writing to the Vice President, Human Resources. In the event that the Vice President does not provide a response satisfactory to the participant with fifteen (15) days, the Participant may submit the dispute in writing, within five (5) working days thereafter, to the Incentive Plan Compensation Committee – Sierra Health Services, Inc., whose decision regarding the dispute shall be final and binding on each Participant or person making a claim under the Plan.

18. **Effect on Previous Plans** – The Plan is effective January 1, 2007, and supersedes and replaces all previous management bonus plans. If not renewed by the Company or its designated representative(s), the Plan will automatically terminate on December 31 of each year. Any changes in the Plan will constitute a new Plan for the next Plan year.

19. **Achievement Beyond Payout Grids** - In the event that Company performance exceeds the maximum provided by the Payout Grids, Sierra Health Services reserves the right to increase the level of individual payouts up to 3 Times the Target Award level based upon improved profitability and or other performance measures as determined by the Incentive Compensation Committee.